SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For January,20th 2004

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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January 20, 2004
Press Information

Messer Griesheim to Divest Operations in Germany, United Kingdom and the United States to Air Liquide for EUR 2.7bn

Messer family plans to continue industrial gas business and to take full control of the company

Messer Griesheim, a leading producer of industrial and specialty gases, announced today that it entered into an agreement with L'Air Liquide SA ("Air Liquide") regarding the sale of its operations in Germany, the United Kingdom, and the United States for a total consideration of approx. EUR 2.7bn, including assumed debt.
The transaction is part of a contemplated change in the ownership structure of Messer Griesheim. The shareholders of Messer Griesheim (Messer family through their holding company Messer Industrie GmbH ("MIG"), Allianz Capital Partners ("ACP") and private equity funds managed by Goldman Sachs ("Goldman Sachs Funds")) have reached a principle agreement whereby MIG will acquire the stakes from ACP and the Goldman Sachs Funds. Following the divestment of the operations in Germany, UK and US, the newly formed Messer group will operate in 26 countries in Western and Eastern Europe, as well as in China and Peru. Headquartered in Frankfurt am Main, Germany, it generated estimated pro-forma sales of approx. EUR 470 million in 2003 and employs more than 3,600 people. "With its strong market positions in Central and South-Eastern Europe, as well as stable niche positions in Western Europe and China, the new Messer group will have a solid basis to continue its profitable growth", said Stefan Messer, member of the management board of Messer Griesheim, CEO of MIG and grandson of one of Messer Griesheim's founders. Messer Griesheim's activities in Germany, the United Kingdom, and the United States are complementary to Air Liquide's own operations and will strengthen Air Liquide's global network. "The management team of Messer Griesheim is proud of having developed the business to the point where this transaction was made possible. We are looking forward to becoming part of the largest company in our industry", said Dr. Klaus-Jurgen Schmieder, CEO of Messer Griesheim. Messer currently estimates that the businesses to be divested to Air Liquide generated revenues of approx. EUR 1,040 million and EBITDA of approx. EUR 265 million in 2003; these estimates are preliminary and are subject to, among other things, audit and potential year-end adjustments.

In April 2001, ACP and the Goldman Sachs Funds acquired 67% of Messer Griesheim from Hoechst AG (Aventis) in the largest European leveraged buy-out at that time. Since then, management in close cooperation with the shareholders strengthened the operating business and focused the company on its core markets in Europe and the United States by divesting activities in Latin America, Africa and Asia. "The separation from Hoechst and the support of the financial investors enabled the group to focus on its core business. With ACP and Goldman Sachs we had two highly qualified investors that backed the necessary restructuring from the beginning and provided valuable strategic guidance. This made it possible for us to achieve our objectives", stated Mr. Messer.
The proposed transactions are subject to various conditions, including approvals by the relevant antitrust authorities, MIG's full acquisition of the remaining Messer Griesheim group and the completion of a tender offer and consent solicitation in respect of Messer Griesheim's EUR 550 million 10.375% Senior Notes due 2011 to permit the transactions. In connection with this last condition, the sale agreement contemplates that Messer Griesheim will offer to repurchase all of the outstanding Senior Notes. The tender offer is expected to be financed with the proceeds of the sale to Air Liquide and will be subject to,

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among other conditions, the other transactions taking place. All transactions are expected to be completed around midyear
2004, although no assurances can be given in this regard. In the event that the transaction with Air Liquide is not completed due to the antitrust condition not being satisfied, Air Liquide would be required to pay to Messer Griesheim a cumulative break up fee of approximately 8% of the value of the transaction. Goldman Sachs acted as exclusive financial advisor to MIG in the restructuring of Messer Griesheim's ownership structure and to Messer Griesheim in the sale of the divested businesses.

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction. Holders of the Senior Notes can obtain a free copy of this and any other documents filed by Messer Griesheim Holding AG with the United States Securities and Exchange Commission at the SEC's website (www.sec.gov). The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Information, opinions and assessments contained in this document are only intended for the personal use of the recipient and shall not be forwarded or published. Allianz AG and its Group companies are not, under any circumstances, liable for the correctness, completeness or timeliness or for the use of the information. We expressly point out that statements of future expectations or other forward looking statements contain risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Opinions which were expressed in this document can change afterwards and no update of this document will be provided. This document does not constitute an offer or a recommendation for any investment.

If you are not the intended recipient of this e-mail please notify the sender.

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

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No duty to update
The company assumes no obligation to update any information contained herein.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       ALLIANZ AKTIENGESELLSCHAFT



                                       By:    /s/ Dr. Reinhard Preusche
                                            ------------------------------------
                                            Dr. Reinhard Preusche
                                            Group Compliance



                                       By:    /s/ Dr. Giovanni Salerno
                                            ------------------------------------
                                            Dr. Giovanni Salerno
                                            Group Compliance


Date:    January 20th 2004